Exhibit 21
LIST OF SUBSIDIARIES
Subsidiaries of Oneida Financial Corp.:

Name	Ownership Percentage	Jurisdiction of Incorporation
Oneida Savings Bank	100%	New York
Subsidiaries of Oneida Savings Bank

Name	Ownership Percentage	Jurisdiction of Incorporation
Oneida Preferred Funding Corp.	100%	New York
Bailey, Haskell & Associates, Inc.	100%	New York
The State Bank of Chittenango	100%	New York
Benefit Consulting Group, Inc.	100%	New York
Workplace Health Solutions, Inc.	100%	New York